Mail Stop 6010

November 1, 2007

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

> **Re:** **Talecris Biotherapeutics Holdings Corp.**
> **Registration Statement on Form S-1, Amendment 2**
> **Filed October 19, 2007**
> **File No. 333-144941**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Selected Historical Consolidated and Combined Financial Data, page 47

1. We acknowledge your response to prior comment 7 and your disclosure that "Adjusted EBITDA is the primary financial performance measure in the day to day management of our business to evaluate the performance of our business, develop budgets, and measure our performance against those budgets." However,

we continue to believe that your disclosure does not adequately explain why the presentation of these non-GAAP financial measures provides more useful information to investors regarding your results of operations as compared to the corresponding GAAP performance measures. Please expand your disclosure to address the following:

- Describe more specifically how investors should use the Adjusted EBITDA measure to evaluate your operating performance on a consistent basis over the periods presented. In particular, explain why eliminating material recurring items, such as depreciation, amortization, taxes, interest and non-cash stock-based compensation, is necessary to properly evaluate the performance of your business.

- Expand your disclosure to clarify how management uses this measure to evaluate the day to day management of your business, develop your budgets and measure performance against those budgets. Disclose how investors should use this measure in the same manner as management to evaluate your operating performance.

- Explain more specifically how Adjusted EBITDA is used by the compensation committee of the Board of Directors to determine bonus compensation targets and the vesting of performance-based stock options. Quantify and disclose how total compensation expense is affected by variations in Adjusted EBITDA for each period presented.

- Your disclosure does not clearly indicate whether Adjusted EBITDA used for compensation purposes is the same as the measure discussed here. If not, please quantify the differences in these two calculations and explain why Adjusted EBITDA used for operating performance is meaningful to investors when the Board of Directors uses a different measure for compensation purposes.

- Explain more specifically how Adjusted EBITDA is used by your lenders to determine compliance with debt covenants. Quantify the amount of debt subject to the Adjusted EBITDA covenants and the Adjusted EBITDA covenants and describe the corresponding terms in your debt agreements.

- Your disclosure does not clearly indicate whether Adjusted EBITDA used by your lenders to determine compliance with debt covenants is the same as the measure discussed here. If not, please quantify the differences in these calculations and explain why Adjusted EBITDA used for operating performance is meaningful to investors when your lenders use a different measure for debt covenant compliance purposes.

- Expand your tabular disclosure to explain more specifically the nature of each adjustment in determining Adjusted EBITDA. Ensure that this disclosure integrates with corresponding discussion and quantification elsewhere in your filing.

2. Your definition of EBITDA includes adjustments to remove equity in earnings of affiliate, loss on extinguishment of debt and gain on sale of equipment. These adjustments appear to be inconsistent with the definition of EBITDA. Please explain more specifically your basis for determining EBITDA.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Share-Based Compensation, page 61</u>

3. We acknowledge the information provided in the memorandum setting forth Talecris' historical grants and bases for valuation. Based on this information, it appears that the probability-weighted expected return method was used to estimate the fair value of the Company (the enterprise value). Please tell us why the probability-weighted expected return method, which is an enterprise value allocation method, was appropriate to estimate the fair value of the company. In your response, tell us if your valuation specialist considered the approaches, such as income, market, discussed in the AICPA Practice Aid to determine enterprise value and why one or more of these approaches were not used. Also, we were unable to locate your explanation of the method for allocating enterprise value between common and preferred stock. In addition, it appears total estimated enterprise value was not allocated to the common and preferred stock since equity value is significantly lower. Please clarify for us why enterprise value and equity value are different amounts at each valuation date.

4. We acknowledge your response to prior comment 10 that the price range will be included in the next amendment to the registration statement. We will finalize our evaluation of the issues incorporated in this comment at that time. Please disclose in the financial statements, at a minimum, the following information for equity instruments granted during the periods presented:

    - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.
    - Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
    - If the valuation specialist was a related party, please state that fact.

    Disclose in Management's Discussion and Analysis the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented. Include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

Compensation Discussion & Analysis, page 149

Elements of Compensation, page 150

5. Please disclose how unlevered free cash flow and Adjusted EBITDA are calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

Restricted Share and Special Recognition Awards . . . , page 154

6. We note the revisions pursuant to comment 14. We reissue the comment because the revisions describe only the Special Recognition Bonus Plan and not the December 6, 2006 cash recognition awards, which comprised the majority of your NEOs' compensation during 2006. Based on the disclosure on pages 155 and 170 and in footnotes 5 and 6 to the Summary Compensation Table on page 158, the December 6, 2006 cash recognition awards appear to be distinct from the Special Recognition Bonus Plan.

    • Please provide an analysis that explains how you arrived at the amounts of the December 6, 2006 cash recognition award payments. Also explain how the Compensation Committee concluded that these amounts are appropriate and which items it considered in making the specific compensation decisions. Currently, page 155 states only that these awards were made "in recognition of the outstanding contributions of such individuals to our success from our inception through the grant date."
    • If we have misunderstood your disclosure, and the December 6, 2006 cash recognition awards were actually made pursuant to the Special Recognition Bonus Plan, please revise the disclosure on pages 155, 158, and 170 to clarify this fact.

Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

4. Acquisitions, Page F-8

7. We acknowledge your response to prior comment 15 that you will record a $12 million correction of your obligation under common stock put/call option in the September 30, 2007 financial statements.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
         Aron Izower
         Reed Smith LLP
         599 Lexington Avenue
         New York, New York 10022